UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                             CORAUTUS GENETICS INC.
              (formerly known as GenStar Therapeutics Corporation)
                        (formerly known as UroGen Corp.)

--------------------------------------------------------------------------------
                                (Name of Issuer)




                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   218139 20 2
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                                 (CUSIP Number)




                                  July 30, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.  218139 20 2                              Page  2  of  6  Pages

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  1         NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BOSTON SCIENTIFIC CORPORATION
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  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a)  [__]
            (b)  [__]
--------------------------------------------------------------------------------
  3         SEC USE ONLY
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  4         CITIZENSHIP OR PLACE OF ORGANIZATION

            STATE OF DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF                5      SOLE VOTING POWER
     SHARES
   BENEFICIALLY                      1,385,377(*)
     OWNED BY                 --------------------------------------------------
       EACH                   6      SHARED VOTING POWER
    REPORTING
      PERSON                         0
       WITH                   --------------------------------------------------
                              7      SOLE DISPOSITIVE POWER

                                     1,385,377(*)
                              --------------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
  9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,385,377(*)
--------------------------------------------------------------------------------
  10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (See Instructions)               [__]
--------------------------------------------------------------------------------
  11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            12.3%(*)
--------------------------------------------------------------------------------
  12        TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

(*)  See Item 4.


                               Page 2 of 6 Pages

The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the number of shares of Common Stock disclosed as outstanding as of May 9, 2003 by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended March 31, 2003, and filed with the Commission on May 14, 2003.

Item 1.

(a)       The name of the Issuer is Corautus Genetics Inc.

(b) The address of the Issuer's principal executive office is 6555 Nancy Ridge Drive, San Diego, CA, 92121.

Item 2.

(a)       The name of the reporting person is Boston Scientific Corporation.

(b) The address of the principal business office of the reporting person is One Boston Scientific Place, Natick, MA 01760.

(c)       The citizenship of the reporting person is the State of Delaware.

(d)       The title of class of securities is Common Stock.(*)

(e)       The CUSIP number for the Issuer's Common Stock is 218139 20 2.

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or ss. 240.13d-2(b) or (c), check whether the person filing is a:

(a)       [__]   Broker or dealer registered under Section 15 of the Act.

(b)       [__]   Bank as defined in section 3(a)(6) of the Act.

(c)       [__]   Insurance company as defined in section 3(a)(19) of the Act.

(d)       [__]   Investment company registered under section 8 of the Investment
          Company Act of 1940.

(e)       [__]   An investment adviser in accordance with ss. 240.13(d)-1(b)(1)
          (ii)(E).

(f)       [__]   An employee benefit plan or endowment fund in accordance with
          ss. 240.13d-1(b)(1)(ii)(F).

(g)       [__]   A parent holding company or control person in accordance with
          ss. 240.13d-1(b)(1)(ii)(G).

(h)       [__]   A savings association as defined in Section 3(b) of the Federal
          Deposit Insurance Act (12 U.S.C. 1813).

(*)  See Item 4.


                               Page 3 of 6 Pages

(i)       [__]   A church plan that is excluded from the definition of an
          investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)       [__]   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount Beneficially Owned:  1,385,377 shares.

(b)       Percent of Class:  12.3%.

(c)       Number of shares as to which the person has:

          (i)   sole power to vote or to direct the vote  1,385,377.

          (ii)  shared power to vote or to direct the vote  0.

          (iii) sole power to dispose or to direct the disposition of 1,385,377.

          (iv)  shared power to dispose or to direct the disposition of  0.

The reporting person subscribed for 1,385,377 shares of Corautus Genetics Inc.'s Series D Preferred Stock, par value $0.001 per share (the "Series D Preferred Stock"), on July 30, 2003 pursuant to an Investment Agreement. As of July 30, 2003, each share of such Series D Preferred Stock was convertible into one share of Corautus Genetics Inc.'s common stock (the "Common Stock"). The reporting person beneficially owns in the aggregate 1,385,377 shares of Common Stock by virtue of its ability to convert 1,385,377 shares of Series D Preferred Stock into 1,385,377 shares of Common Stock as of July 30, 2003.

On an as-converted-to-Common Stock basis, the reporting person's total beneficial ownership of Common Stock is approximately 12.3% based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and based on the number of shares of Common Stock outstanding as of May 9, 2003, as disclosed by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the Commission on May 14, 2003, and assuming that the shares of Series D Preferred Stock owned by the reporting person are converted into Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].


                               Page 4 of 6 Pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock held by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Member of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   August 8, 2003
                                        ----------------------------------------
                                                        Date


                                               /s/ Lawrence J. Knopf
                                        ----------------------------------------
                                                      Signature


                                        ----------------------------------------
                                          Lawrence J. Knopf, Vice President
                                            and Assistant General Counsel




                               Page 6 of 6 Pages